Filed by Vertical Aerospace Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Broadstone Acquisition Corp.

Commission File No.: 001-39506

Date: October 27, 2021

Press Release 27 October 2021

Vertical Aerospace announces $205 million in additional funding led by Mudrick Capital

Investment will support certification and full production ramp up through to expected significant revenue generation in 2024

London, UK - Vertical Aerospace (“Vertical”), a global aerospace and technology company that is pioneering zero-emissions aviation, announces over $200 million in additional financing to support its path to scale production and certification of the VA-X4 electric vertical take-off and landing (eVTOL) aircraft. Vertical is targeting the highest global certification for its VA-X4, which is expected to achieve the equivalent safety standard of a passenger jet by 2024 (based on the expected standards promulgated by the CAA and EASA).

Mudrick Capital Management, LP (“Mudrick Capital”), a global investment firm focused on special situation investing, will invest $200 million in Vertical through convertible senior secured notes. In addition, Kouros SA, a firm specializing in investments to decarbonize transport and energy production, will invest $5 million in Vertical’s PIPE alongside American Airlines, Avolon, Honeywell, Microsoft’s M12 and Rolls-Royce.

Stephen Fitzpatrick, CEO and Founder of Vertical, said “We are delighted to welcome Mudrick Capital and Kouros as new partners to Vertical Aerospace. Their investments are more expert validation of our technology and approach to the exciting future of zero emissions flight. We look forward to working together in the years to come to bring Urban Air Mobility to cities all over the world.”

Jason Mudrick. Founder and CIO of Mudrick Capital, said “We are very excited to be partnering with Vertical Aerospace as it executes on its well-defined plan to certify and produce eVTOL aircraft. The company is led by an exceptional team, developing an innovative aircraft, that has created an unrivalled partner ecosystem, with what we believe is the largest announced conditional pre-order book in the industry. With this investment, the company now has the proper capitalization to bring electric flight into commercial operation by the middle of this decade and move towards high-scale production. Vertical is on the right side of the movement towards Net Zero – cutting carbon by reducing reliance on short-haul flights and other modes of transport. This is essential and it is a key consideration in our investment.”

Florent Bergeret, Head of Strategy and Investments of Kouros France, said “Kouros SA is thrilled to invest in Vertical Aerospace, a pioneer company leading the way to electric aviation.”

$200 Million Convertible Funding

Vertical has raised $200 million through convertible senior secured notes funded by Mudrick Capital (the “Notes”). The Notes are subject to completion of customary closing conditions including the completion of the proposed business combination with Broadstone Acquisition Corp (NYSE: BSN) (“Broadstone”), which will provide financing through Broadstone’s trust account and a $94 million fully committed PIPE. The investor group in the PIPE has recently expanded to include Kouros SA, a firm specialising in investments to decarbonize transport and energy production. Other PIPE investors also include American Airlines, Avolon, Honeywell, Microsoft’s M12, Rolls-Royce and 40 North.

Capital Required to Certification

The net funding requirement to certify the VA-X4, develop a manufacturing facility, build out Vertical's commercial platform and scale production is expected to be circa $250 million. After the completion of the business combination with Broadstone and the issuance of the convertible senior secured notes, Vertical expects to have liquidity in excess of this requirement.

Large conditional eVTOL Pre-Orderbook

Vertical’s top-tier global customers include American Airlines, Virgin Atlantic, Avolon, Bristow Group, Iberojet and Marubeni Corporation. Through Avolon’s placements, airlines GOL and JAL have also committed to pre-ordering VA-X4 aircraft. As a result of these relationships, Vertical has conditional pre-orders for up to 1,350 aircraft worth $5.4 billion; which is what we believe is the largest announced orderbook in the industry, by a significant margin. Vertical’s eVTOL aims to be an industry leader in safety, being on track to be certified to the highest global standards and matching the safety performance of airline passenger jets (based on the expected standards promulgated by the CAA and EASA).

About Mudrick

Mudrick Capital is an SEC-registered investment advisor focused on special situation investing.  Mudrick Capital, which has offices in New York City and London, manages capital for a diverse group of sophisticated institutions and individuals, including endowments, foundations, insurance companies, private banks, funds-of-funds, pensions, family offices and high-net-worth individuals.  As of September 2021, Mudrick Capital managed approximately $3.5 billion.

Mudrick Capital brings extensive experience having made investments in over 200 companies since its founding in 2009. Its principals have, served on over a dozen Boards of Directors, including currently sitting on the Board of Anuvu, a leading provider of connectivity and entertainment to the airline industry. In addition, Mudrick seeded and serves on the Board of Aura Network Systems, a company founded to deliver an FAA-compliant nationwide network utilizing licensed aviation spectrum to accelerate advanced levels of autonomy in the National Airspace System.

About Kouros SA

An industrial investment company committed to the fight against climate change, Kouros SA is investing mainly in the decarbonization of transport and energy production. Kouros SA supports and develops companies carrying innovative projects.

More info: www.kouros-investment.com

Advisors

Barclays and Citi acted as joint placement agents. Barclays is serving as financial advisor and capital markets advisor to Vertical. Citi is serving as capital markets advisor to Broadstone.

For more information

Vertical Aerospace – Investors

investors@vertical-aerospace.com

Media

Vertical Aerospace – UK/Europe - Nepean

Gavin Davis -  gdavis@nepean.co.uk

Samuel Emden - semden@nepean.co.uk / +447816 459 904

Vertical Aerospace – USA - FTI

Hamm Hooper & Parveen Singh – verticalaerospace@fticonsulting.com / +1 773 786 7286

Mudrick Capital – Kekst CNC

Todd Fogarty – todd.fogarty@ kekstcnc.com / + 1 212 521 4854

Kouros SA

contact@kouros-investment.com

Broadstone - Edelman

Iain Dey - Broadstone@Edelman.com / +44 7976 295906

About Vertical Aerospace

Vertical Aerospace is pioneering electric aviation. The company was founded in 2016 by Stephen Fitzpatrick, an established entrepreneur best known as the founder of the Ovo Group, a leading energy group and Europe’s largest independent energy retailer. Over the past five years, Vertical has focused on building the most experienced and senior team in the eVTOL industry, who have over 1,700 combined years of engineering experience, and have certified and supported over 30 different civil and military aircraft and propulsion systems. Vertical’s top-tier partner ecosystem is expected to de-risk operational execution and its pathway to certification, allow for a lean cost structure and enable production at scale. Vertical has received conditional pre-orders for a total of up to 1,350 aircraft from American Airlines, Avolon, Bristow and Iberojet, which includes conditional pre-order options from Virgin Atlantic and Marubeni, and in doing so, is creating multiple potential near term and actionable routes to market. In June 2021, Vertical announced a SPAC merger with Broadstone Acquisition Corp (NYSE: BSN). Find out more: https://vertical-aerospace.com/wp-content/uploads/2021/07/pdf_Press_Release.pdf

About VA-X4 eVTOL Aircraft

The four passenger, one pilot VA-X4 is projected to have speeds up to 200mph, a range over 100 miles, near silent when in flight, zero operating emissions and low cost per passenger mile. The VA-X4 is expected to open up advanced air mobility to a whole new range of passengers and transform how we travel. Find out more: www.vertical-aerospace.com

About Broadstone Acquisition Corp.

Broadstone Acquisition Corp. (NYSE: BSN) was set up by serial entrepreneurs, operators and investors, Hugh Osmond, Edward Hawkes and Marc Jonas. It was established to combine with a UK/European business with a strong management team, significant growth prospects, and the opportunity to become a market leader in its sector. Broadstone’s executive team has an extensive track record in value creation. The combination of a strong internal team, a network of external resources and the experience of the management team enables Broadstone to support rapid, substantial, and lasting growth.

Additional Information and Where to Find It

This communication relates to a proposed business combination between Vertical Aerospace Group Ltd. (together with its affiliates, “Vertical”) and Broadstone Acquisition Corp. (“Broadstone”) (the “proposed business combination”). This communication does not constitute (i) solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or (ii) an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any security of Vertical, Broadstone or any of their respective affiliates, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the U.S. Securities and Exchange Commission (“SEC”) in connection with the proposed business combination as they become available because they will contain important information about the proposed business combination.

In connection with the proposed business combination, Vertical has filed a registration statement on Form F-4 with the SEC, which will include a proxy statement of Broadstone in connection with Broadstone’s solicitation of proxies for the vote by Broadstone’s shareholders with respect to the proposed business combination and a prospectus of Vertical. Broadstone also will file other documents regarding the proposed business combination with the SEC. Broadstone’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about Vertical, Broadstone, and the proposed business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to shareholders of Broadstone as of a record date to be established for voting on the proposed business combination.

Shareholders and investors will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Vertical and Broadstone through the website maintained by the SEC at www.sec.gov, or by directing a request to: info@broadstoneacquisitioncorp.com. In addition, the documents filed by Vertical may be obtained free of charge from Vertical’s website at https://vertical-aerospace.com/ or by written request to Vertical at Vertical Aerospace Group Ltd., Unit 1, Camwal Court, Chapel Street, Bristol, BS2 0UW, and the documents filed by Broadstone may be obtained free of charge by directing a request to: info@broadstoneacquisitioncorp.com.

Participants in Solicitation

Vertical and Broadstone and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Broadstone’s shareholders in connection with the proposed business combination. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the proxy statement/prospectus regarding the proposed business combination. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Broadstone’s and Vertical’s actual results may differ from their expectations, estimates and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Broadstone’s and Vertical’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside Broadstone’s and Vertical’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the definitive business combination agreement (the “Agreement”); (2) the outcome of any legal proceedings that may be instituted against Broadstone and Vertical following the announcement of the Agreement and the transactions contemplated therein; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the shareholders of Broadstone and Vertical, certain regulatory approvals, or satisfy other conditions to closing in the Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (5) the ability to implement business plans, forecasts and other expectations after the completion of the business combination, and identify and realize additional opportunities; (6) the potential inability of Vertical to produce or launch aircraft in the volumes and on timelines projected, (7) the potential inability of Vertical to obtain the necessary certifications on the timelines projected; (8) the potential that certain of Vertical’s strategic partnerships may not materialize into long-term partnership arrangements, (9) the impact of COVID-19 on Vertical’s business and/or the ability of the parties to complete the proposed business combination; (10) the inability to list Vertical’s ordinary shares on the NYSE following the proposed business combination; (11) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (12) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Vertical to grow and manage growth profitably, and retain its key employees; (13) costs related to the proposed business combination; (14) changes in applicable laws or regulations; (15) the possibility that Vertical or Broadstone may be adversely affected by other economic, business, and/or competitive factors; and (16) other risks and uncertainties indicated from time to time in the final prospectus of Broadstone for its initial public offering and the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in Broadstone’s other filings with the SEC. Broadstone cautions that the foregoing list of factors is not exclusive. Broadstone cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Broadstone does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.